

April 4, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Calamos ETF Trust
        Issuer CIK: 0001579881
        Issuer File Number: 333-191151 / 811-22887
        Form Type: 8-A12B
        Filing Date: April 4, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Calamos Bitcoin Structured Alt Protection ETF – April, Calamos Bitcoin 90 Series Structured Alt Protection ETF – April and Calamos Bitcoin 80 Series Structured Alt Protection ETF – April under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications